EXHIBIT 4(k)
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USAA Investment Management Company
10750 Robert F. McDermott Freeway
San Antonio, TX  78288

Gentlemen:

     Pursuant to Section 1(b) of the Administration and Servicing Agreement dated as of August 1, 2001, between USAA Mutual Fund, Inc. (the "Company") and USAA Investment Management Company (the "Administrator"), please be advised that the Company has established a new series of its shares, namely, the Value Fund (the "Fund"), and please be further advised that the Company desires to retain the Administrator to render administration and shareholder servicing services under the Administration and Servicing Agreement to the Fund at the fee stated below:

                   ADMINISTRATION AND SERVICING FEE SCHEDULE

 Fifteen one hundredths of one percent (.15) of the aggregate net assets of the
                                   Value Fund

     From time to time, the Administrator may voluntarily waive all or a portion of the administration and servicing fee payable with respect to a Fund or pay expenses of the Fund. In addition to any amounts otherwise payable to the Administrator as an administration and servicing fee for current services under the Administration and Servicing Agreement, the Company shall be obligated to pay the Administrator all amounts previously waived or expenses paid by the Administrator with respect to the Value Fund, provided that such additional payments are made not later than three years from the date first set forth below and provided further that the amount of such additional payment in any year, together with all other expenses of the Fund, in the aggregate, would not cause the Fund's expense ratio in such year to exceed 1.15% of the average net assets of the Fund.

     In addition, revised Schedule A to the Administration and Servicing Agreement reflecting the addition of the Fund to the Administration and Servicing Agreement is attached hereto as Exhibit A, and is hereby approved.

     Please state below whether you are willing to render such services at the fee stated above.

                                                 USAA MUTUAL FUND, INC.


Attest:  /S/ MICHAEL D. WAGNER                   By:  /S/ CHRISTOPHER W. CLAUS
         ----------------------                       ------------------------
         Michael D. Wagner                            Christopher W. Claus
         Secretary                                    President

Dated: August 3, 2001

     We, as the sole shareholder of the above named Fund, do hereby approve the Administration and Servicing Agreement and are willing to render administration and shareholder servicing services to the Value Fund at the fee stated above. In addition, we approve Exhibit A hereto as revised Schedule A to the Administration and Servicing Agreement.

                                                 USAA INVESTMENT MANAGEMENT
                                                 COMPANY

Attest:  /S/ MARK S. HOWARD                      By: /S/ DAVID G. PEEBLES
         -------------------                         --------------------
         Mark S. Howard                              David G. Peebles
         Assistant Secretary                         Senior Vice President

Dated:   August 3, 2001
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